Ballard Partner Announces Launch of Kerosene-fueled Cogeneration Units in 2006

For Immediate Release – December 19, 2005

Vancouver, Canada – Ballard Power Systems (TSX: BLD, Nasdaq: BLDP) is pleased to report that Nippon Oil Corporation (NOC) recently announced it will begin installation of 1 kW kerosene-fueled residential fuel cell cogeneration units in Japan. From March 2006 to March 2007, NOC will place up to 100 units in homes in and around the Tokyo, Hokkaido, Tohoku and Hokuriku regions. The units (all of which EBARA BALLARD Corporation (EBC) expects to supply) incorporate Ballard’s Mark 1030 fuel cell stack in a system developed by EBC that utilizes fuel processing technology developed by NOC.

More than 30% of Japanese households use kerosene, a fuel that is popular in areas where natural gas is not readily available. “The addition of this new kerosene option allows fuel cell technology to reach a broader spectrum of the Japanese residential market,” said Noordin Nanji, Ballard’s Vice President Marketing & Business Development. “With natural gas-fueled units already commercially available, Nippon Oil’s kerosene units will serve to underline the flexibility of Ballard fuel cells in meeting the differing fuel requirements for Japanese residential cogeneration applications.”

The NOC Cogeneration System

Rated output of power: 950W

Electrical efficiency: 35% (LHV)

Heat recovery efficiency: 46% (LHV)

Overall efficiency: 81% (LHV)

Fuel: kerosene for fuel cells

Low temperature operation to -10°C
Cogeneration unit size: 900mm (w) #~ 900mm (h) #~ 350mm (l)
Hot water tank size: 640mm (w) #~ 1990mm (h) #~ 740mm (l)

About Fuel Cell Cogeneration in Japan

Cogeneration systems are installed directly at consumers’ homes and simultaneously generate electricity and hot water. The unique value proposition of fuel cell powered cogeneration for the Japanese market is that it reduces dependency on grid-based power in a country with some of the world’s highest electricity rates. Customers save money and the fuel cell technology supports the government’s Kyoto Accord commitment by reducing carbon dioxide emissions by up to 40% compared to conventional electric generation using fossil fuels.

The Japanese government is very focused on its energy policy and in providing product introduction subsidies and support for alternative energy technologies. In 2005 alone, US$26 million in product introduction subsidies are slated for the installation of 480 fuel cell cogeneration systems.

About Ballard

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard’s mission is to develop fuel cell power as a practical alternative to internal combustion engines through technology leadership.

To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

About EBARA Corporation

EBARA Corporation is globally recognized as a major developer, manufacturer and distributor of fluid machinery and systems, precision machinery and environmental engineering systems, and as a leader in zero-emission energy technology.

About EBARA BALLARD

EBARA BALLARD Corporation is a joint venture owned by Ballard and EBARA Corporation, and is based in Tokyo, Japan. Its mandate is to develop, manufacture and sell fuel cell power generators incorporating the Ballard® fuel cell to customers in Japan. EBARA BALLARD is working with Nippon Oil, the leading Japanese oil company, and Tokyo Gas, the largest natural gas company in Japan, on cogeneration units. Tokyo Gas began commercialization in February 2005, and Nippon Oil will begin commercial sales of combined heat and power fuel cell systems in 2006.

For further information, or to arrange an interview with a Ballard spokesperson, please call Michelle Cormack or Rebecca Young at 604-454-0900. Ballard and the Ballard logo are registered trademarks of Ballard Power Systems Inc.